Exhibit 99.1

Volvo: Ingrid Skogsmo New Vice President of AB Volvo’s Strategy Department

STOCKHOLM, Sweden--Regulatory News:

Ingrid Skogsmo has been appointed new Vice President of AB Volvo’s (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) strategy department. Skogsmo is currently director of Volvo Car Corporation’s Safety Center and will assume her new position on January 1, 2008.

Ingrid Skogsmo, 46, has worked for many years within Volvo and has been employed within the automotive industry since she received her degree in engineering physics from Chalmers University of Technology in 1985. Within Volvo Cars, she has primarily worked with safety and strategy issues. In the early 2000s, she worked with similar issues at the Ford Motor Company in Dearborn, Michigan, in the US.

“Ingrid Skogsmo has a solid background within our industry and brings extensive experience and valuable knowledge within areas that are key for the Volvo Group,” says Pär Östberg, Senior Vice President and CFO of the Volvo Group.

For reporters who want more information, please contact Mårten Wikforss, +46 31 66 11 27 or +46 705 59 11 49.

Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0917, 2007 at 1.30 p.m.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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Volvo
Mårten Wikforss,
+46 31 66 11 27 or +46 705 59 11 49